                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          --------------------------

                                 SCHEDULE 13D
                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934

                      CHANTAL PHARMACEUTICAL CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  159300201
                                (CUSIP Number)

                               JONATHAN LIDSTER
                       BUCHANAN CAPITAL MANAGEMENT LTD.
                               BUCHANAN HOUSE
                             3 ST. JAMES'S SQUARE
                               LONDON SW1Y 4JU
                                   ENGLAND
                             011-44-171-973-2766
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                April 2, 1998
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------------                                     --------------------
CUSIP No. 159300201                                           Page 2 of 7 Pages
----------------------                                     --------------------


-------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON                     Buchanan Fund Limited
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [x]
                              (b)  [ ]
-------------------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
          OO
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Bermuda
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                   - 0 -
BENEFICIALLY  -----------------------------------------------------------------
OWNED BY       (8)  SHARED VOTING POWER
EACH                     6,243,964
REPORTING     -----------------------------------------------------------------
PERSON WITH    (9)  SOLE DISPOSITIVE POWER
                         - 0 -
              -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                         6,243,964
-------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON
                         6,243,964
-------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
-------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)        13.3%
-------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
               CO
-------------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     --------------------
CUSIP No. 159300201                                           Page 3 of 7 Pages
----------------------                                     --------------------


-------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON                     Buchanan Partner Limited
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                              (a)  [x]
                              (b)  [ ]
-------------------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
          OO
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
               England
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                   - 0 -
BENEFICIALLY  -----------------------------------------------------------------
OWNED BY       (8)  SHARED VOTING POWER
EACH                   12,488,018
REPORTING     -----------------------------------------------------------------
PERSON WITH    (9)  SOLE DISPOSITIVE POWER
                         - 0 -
              -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                       12,488,018
-------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON
                       12,488,018
-------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
-------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)        25.0%
-------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON **
               CO
-------------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     --------------------
CUSIP No. 159300201                                           Page 4 of 7 Pages
----------------------                                     --------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                        CHANTAL PHARMACEUTICALS CORPORATION


     This amendment (this "Amendment"), filed jointly by Buchanan Fund Limited and Buchanan Partners Limited (each, a "Reporting Person"), is the first amendment of their initial joint filing on Schedule 13D (the "Initial Filing") with respect to the common stock, par value $.01 per share, of Chantal Pharmaceutical Corporation (the "Common Stock").

     This Amendment relates to purchases of an aggregate of 10,896,496 shares of Common Stock and sales of an aggregate of 4,710,972 shares of Common Stock by the Reporting Persons. Such purchases took place through open market transactions and partial conversions of the Debentures (as defined in the Initial Filing) in the aggregate principal amount of $1,600,000 between October 2, 1997 and April 2, 1998, at prices of between $0.22 and $0.80 per share. The sales took place in open market transactions between September 4, 1997 and March 23, 1998 at prices (excluding brokerage fees) of between $0.10 and $0.89 per share.

Item 2. Identity and Background.

     Item 2 is hereby amended by deleting the "Mr. Conyers" in the second sentence of paragraph (b) and replacing it in its entirety with "Mr. Collis".

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended by the addition of "(a)" immediately preceding the first paragraph thereof.

     Item 5 is hereby further amended to include the following:

     "On September 23, 1997, each Reporting Person purchased, in open market transactions, 60,350 shares of Common Stock at a per share price of $.71616, for an aggregate price of $43,613.26 (excluding brokerage fees).

     Between October 2, 1997 and March 24, 1998, each Reporting Person converted $430,000 in principal amount of its respective Debenture into 867,045 shares of Common Stock at per shares prices of between $0.22 and $0.80.

     Between September 4, 1997 and December 23, 1997, Buchanan Fund sold 927,395 shares of Common Stock at per share prices between $0.10 and $0.89 resulting in aggregate proceeds of $228,734.47 and Buchanan Partners sold 927,305 shares of Common Stock at per share prices of between $0.10 and $0.89 resulting in aggregate net proceeds of $229,393.72.

----------------------                                     --------------------
CUSIP No. 159300201                                           Page 5 of 7 Pages
----------------------                                     --------------------


     On March 2, 1998, each Reporting Person converted $150,000 in principal amount of its respective Debenture into 1,428,136 shares of Common Stock at a per share price of $0.10503 and, on April 2, 1998, each Reporting Person converted $200,000 in principal amount of its respective Debenture into 3,092,717 shares of Common Stock at a per share price $.06467.

     The following tables set forth certain information with respect to open market sales of Common Stock made by each Reporting Person during the period from March 6, 1998 through March 24, 1998, representing all sales of Common Stock made by either Reporting Persons during the 60 day period ended April 2, 1998:


                         Buchanan Fund Limited

                                                       Aggregate
Date      Number of Shares    Price per Share     Sale/Conversion Price
----      ----------------    ---------------     ---------------------
03/06/98       476,500             .08361              $39,540.00

03/13/98       951,636             .04039              $38,151.82

Total        1,428,136                                 $77,691.82


                         Buchanan Partners Limited


Date      Number of Shares    Price per Share     Aggregate Sale Price
----      ----------------    ---------------     --------------------
03/17/98            90             .08361                   $7.52

03/17/98       476,410             .08361              $39,532.47

03/24/98       951,636             .04039              $38,151.82

Total        1,428,136                                 $77,691.81


     As of April 2, 1998, Buchanan Fund held (i) 3,092,717 shares of Common Stock and (ii) $220,000 in principal amount of its Debenture which could be converted, at a per share price of $.078 (representing 80% of the average closing bid price of the Common Stock for the five business days preceding the date of this Amendment), into 3,151,247 shares of Common Stock. Therefor, Buchanan Fund may be deemed to beneficially own 6,243,964 shares of Common Stock.

     As of April 2, 1998, Buchanan Partners held (i) 3,092,807 shares of Common Stock and (ii) $220,000 in principal amount of its Debenture which could be converted, at a per share price of $.078, into 3,151,247 shares of Common Stock. Because Buchanan Partners may be deemed to beneficially own shares of Common Stock held by Buchanan Fund, as discussed previously in this Item 5, Buchanan Partners may be deemed to beneficially own 12,488,018 shares of Common Stock.

     As of February 13, 1998, there were 34,624,450 shares of Common Stock outstanding, as reported in Chantal's Quarterly Report on Form 10-Q filed with the SEC and dated as of February 18, 1998. Chantal issued an aggregate of 9,041,706 shares of Common Stock to the Reporting Persons on March 2, 1998 and April 2, 1998, as discussed above, thus making the total number of shares of Common Stock outstanding as of April 2, 1998 (assuming no issuances of Common Stock to other parties between February 13, 1998 and

----------------------                                     --------------------
CUSIP No. 159300201                                           Page 6 of 7 Pages
----------------------                                     --------------------


April 2, 1998) 43,666,156. Accordingly, Buchanan Fund and Buchanan Partners may be deemed to beneficially own 13.3% and 25.0% of the outstanding Common Stock, respectively.

     Neither of the Reporting Persons beneficially owns any shares of Common Stock other than as shown above. Neither of the Reporting Persons, nor to the best knowledge of each Reporting Person, any of the individuals affiliated with the either of them, has effected any transactions in the Common Stock during the 60 day period ended April 2, 1998, other than the transactions described herein."

----------------------                                     --------------------
CUSIP No. 159300201                                           Page 7 of 7 Pages
----------------------                                     --------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 15, 1998              BUCHANAN FUND LIMITED

                                   By: Buchanan Capital Management Limited
                                        Investment Manager

                                   By:  /s/ Jason Hathorn
                                       -------------------------------------
                                        Jason Hathorn,
                                        Executive Director



                                   BUCHANAN PARTNERS LIMITED

                                   By: Buchanan Capital Management Limited
                                        Investment Manager

                                   By:  /s/ Jason Hathorn
                                       -------------------------------------
                                        Jason Hathorn,
                                        Executive Director